SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13E-3

(Rule 13e-100)
TRANSACTION STATEMENT
(UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER)
(Amendment NO. _____)

WASHINGTON BANCORP

(Name of Issuer)

WASHINGTON BANCORP

 (Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

937262103

(CUSIP Number of Class of Securities)

Stan Carlson
President
Washington Bancorp
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Martin L. Meyrowitz, P.C.
Agata S. Troy, Esq.
Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C. 20005
(202) 414-6100

This statement is filed in connection with (check the appropriate box):

a.	[ ]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1993.
c.	[ ]	A tender offer.
d.	[X]	None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$ 106,685	$ 21.34

*        Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $19.00 per share for the eligible common stock as of November 20, 2001 multiplied by the maximum number of shares to be purchased (5,615 shares).

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A             Filing Party: N/A

Form of Registration No.: N/A            Date Filed: N/A

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1.      Summary Term Sheet.

         The information set forth in "Summary Term Sheet" of the Offer to Purchase, filed as Exhibit 99.1 to this Schedule 13E-3, is incorporated herein by reference.

2.      Subject Company Information.

(a)	The name of the issuer is Washington Bancorp. Its principal executive office is located at 102 East Main Street, Washington, Iowa 52353 and its business telephone number is (319) 653-7256.
(b)	The title and number of shares outstanding of the class of equity securities which is the subject of this Schedule 13E-3 is the common stock, $0.01 par value per share of Washington Bancorp, 516,403 shares of which were outstanding as of September 30, 2001.

(c)	The information set forth in "Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.
(d)	The information set forth in "Market Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.
Washington Bancorp has no significant operations apart from its ownership of Washington Federal Savings Bank and Rubio Savings Bank of Brighton. Therefore, its ability to pay dividends depends on the ability of the subsidiary banks to pay dividends to it. Under federal and state banking regulations, the subsidiary banks may not pay dividends on their capital stock if regulatory capital would thereby be reduced below applicable minimum capital requirements. In addition, the subsidiary banks are required to give prior notice to the banking regulators of any proposed declaration of dividends to Washington Bancorp.

Furthermore, earnings appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to Washington Bancorp without payment of taxes at the then current tax rate on the amount of earnings removed from the reserves for such distributions. Washington Bancorp intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit either the bad debt deduction or create federal tax liabilities.

(e)	During the past three years, Washington Bancorp has not made any underwritten public offering of its shares.
(f)	Washington Bancorp has conducted open-market stock repurchases during the past two years. The following table sets forth for each quarter during the past two years, the number of securities purchased, the average purchase price for each quarter and the range of prices paid for each quarter.

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Quarter Ending	# Shares Repurchased	Range of Prices Paid	Average Price Per Share

December 31, 1999	3,000	13.625	13.625
March 31, 2000	32,810	13.250 - 13.625	13.440
June 30, 2000	14,900	13.125 - 13.500	13.314
September 30, 2000	9,600	13.500 - 13.750	13.639
December 31, 2000	19,508	13.250 - 13.625	13.489
March 31, 2001	5,100	13.500 - 14.250	14.081
June 30, 2001	1,500	15.250 - 15.500	15.417
September 30, 2001	6,100	15.750 - 16.250	16.029

3.        Identity and Background of Filing Person.

(a)	The filing person for which this Schedule 13E-3 relates is the subject company. For information regarding the subject company, see Item 2(a) above. The names, business addresses and business telephone numbers (to the extent such individuals are not retired) of the directors and officers of the Subject Company are as follows:

Stan Carlson President and CEO Washington Bancorp 102 East Main Street Washington, Iowa 52353 (319) 653-7256	Dean Edwards (retired)
Myron L. Graber President Graber Home Improvement, Inc. 1713 E Washington St. Washington, Iowa (319) 653-3925	James D. Gorham Sales Agent Northwestern Mutual Life Insurance Co. 106 E Main Washington, Iowa (319) 653-2421
Rick R. Hofer Personnel and Credit Manager Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa (319) 653-2128	Mary Levy Treasurer and Co-Owner Mose Levy Co., Inc. 421 N Iowa Ave. Washington, Iowa 52353 (319) 653-6678
Richard L. Weeks President, CEO and Owner Sitler Electric Supply, Inc. 215 N Iowa Ave. Washington, Iowa 52353 (319) 653-2128	Leisha A. Linge Executive Vice President Washington Federal Savings Bank 102 East Main Street Washington, Iowa 52353 (319) 653-7256

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Richard Wiley Owner Wiley Computer 212 N Iowa Ave. Washington, Iowa 52353 (319) 653-5009	Gary J. Collier Executive Vice President and CEO Rubio Savings Bank of Brighton 122 E Washington St. Brighton, Iowa 52540 (319) 694-2821
(b)	Not applicable.
(c)	The following is a list of the directors and executive officers of Washington Bancorp and for each: (i) the current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; (ii) material occupations, positions, offices or employment during the past five years. Each director and executive officer is a citizen of the United States. No director or executive officer has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Stan Carlson. Mr. Carlson has been a director of Washington Bancorp since 1996. Mr. Carlson is the President and Chief Executive Officer of Washington Bancorp and Washington Federal Savings Bank. Mr. Carlson is also the President of Rubio Savings Bank of Brighton. He was appointed President and Chief Executive Officer of Washington Federal Savings Bank in 1993 and of Washington Bancorp upon its formation in 1995. He was appointed President of Rubio Savings Bank of Brighton in 2000. Prior to 1993, he was Executive Vice President of Northwoods State Bank, Northwoods, Iowa. Mr. Carlson is also president of World of Fitness, LLC, a past president of the Optimists Club, a past president of the Washington Athletic Booster Club, a past president of the Rotary Club, vice president of the Washington Community Y and a member of Immanuel Lutheran Church. Mr. Carlson is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

Myron L. Graber. Mr. Graber has been a director of Washington Bancorp since 1996. Mr. Graber is President of Graber Home Improvement, Inc., a building materials supply company in Washington, Iowa. Mr. Graber is also a member of Habitat for Humanity, Washington Concert Association and Washington Mennonite Church. Mr. Graber is also a director of Washington Federal Savings Bank.

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Rick R. Hofer. Mr. Hofer has been a director of Washington Bancorp since 1996. Mr. Hofer has been the personnel and credit manager of Sitler Electric Supply, Inc. in Washington, Iowa since 1993. Prior to that time, he was the manager of Spurgeon's Department Store for 20 years. Mr. Hofer is also a member of Noon Kiwanis and St. James Church. Mr. Hofer is also a director of Washington Federal Savings Bank.

Dean Edwards. Mr. Edwards has been a director of Washington Bancorp since 1998. Mr. Edwards was President and Chief Executive Officer of Rubio Savings Bank of Brighton from 1981 through 1999. He is a past President of Iowa Bankers Association - Group 11 and a past member of their Board of Directors. He is a charter member of the Brighton Lions Club. Mr. Edwards is also a director of Washington Federal Savings Bank and Rubio Savings Bank of Brighton.

James D. Gorham. Mr. Gorham has been a director of Washington Bancorp since 1996. Mr. Gorham is a past District Agent for Northwestern Mutual Life Insurance Co. and is currently a sales agent for Northwestern Mutual Life Insurance Co. in Washington, Iowa. Mr. Gorham is a past president of the Washington Economic Development Group and also a member of Rotary, Sierra Club, Nature Conservatory and Washington County Historical Society. Mr. Gorham is also a director of Washington Federal Savings Bank.

Mary Levy. Mrs. Levy has been a director of Washington Bancorp since 1996. Mrs. Levy is the Chairman of the Board of Washington Bancorp and Washington Federal Savings Bank. Mrs. Levy is treasurer and co-owner of Mose Levy Co., Inc., a steel distributor in Washington, Iowa. Mrs. Levy is also a member of Washington County Historical Society, American Cancer Society, Iowa Natural Heritage Foundation and the Washington Community Y. Mrs. Levy is also a director of Washington Federal Savings Bank.

Richard L. Weeks. Mr. Weeks has been a director of Washington Bancorp since 1996. Mr. Weeks is President, Chief Executive Officer and owner of Sitler Electric Supply, Inc., an electrical wholesaler and operator of two lighting showrooms in Washington and Marion, Iowa. Mr. Weeks is also a member of Noon Kiwanis, United Methodist Church, Washington Golf and Country Club, the Washington Community Y, Masonic Lodge, Shriners, Washington County I-Club and the Athletic Club of Iowa City. Mr. Weeks is also a director of Washington Federal Savings Bank.

J. Richard Wiley. Mr. Wiley has been a director of Washington Bancorp since 1996. Mr. Wiley is the owner of Wiley Computer, a computer retailer in Washington, Iowa. Prior to founding Wiley Computer, Mr. Wiley was the manager of Apex Computer Systems in Iowa City, Iowa, the owner of Wiley's Mere Farm, a family farm corporation, and Iowa Computer Solutions, Inc., a computer retailer in Washington, Iowa. Mr. Wiley is also a member of United Presbyterian Church, Noon Kiwanis and Farm Bureau. Mr. Wiley is also a director of Washington Federal Savings Bank.

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Gary J. Collier. Mr. Collier became Executive Vice President and Chief Executive Officer of Rubio Savings Bank of Brighton in 2000. Prior to that, he was Vice President and Cashier of Rubio Savings Bank of Brighton. From 1994 to 1999 he was a loan officer.

Leisha A. Linge. Ms. Linge was appointed Executive Vice President of Washington Federal Savings Bank in 1999 and has acted as the financial and accounting officer since 1995. From 1992 to 1995 she was a loan officer for Washington Federal Savings Bank. Ms. Linge is also a past president and member of Noon Kiwanis and a member of the United Presbyterian Church where she also serves as the treasurer for the Endowment Committee.

4.        Terms of the Transaction.

(a)	The information set forth in "Summary Term Sheet," "Special Factors" and "The Odd-Lot Tender Offer" of the Offer to Purchase is incorporated herein by reference.
(c)	Only stockholders owning 99 shares or less are entitled to participate in the Odd-Lot Tender Offer. In addition, shares held in employee benefit plans are not eligible to participate, even if meeting the maximum number of shares requirement.

(d)	Stockholders are not entitled to appraisal rights under Iowa law as a result of the Odd-Lot Tender Offer.
(e)	Not applicable.
(e)	Not applicable.

5.        Past Contacts, Transactions, Negotiations and Agreement.

(a)	There have not been any transactions between Washington Bancorp and any of its executive officers or directors where the aggregate value of such transactions exceeds $60,000 during the past fiscal year.

(b)	Not applicable.
(c)	Not applicable.
(e)	Other than in connection with the solicitation of revocable proxies by management in accordance with Regulation 14A of the Securities Exchange Act of 1934, as amended, there have been no agreements between Washington Bancorp, any of its executive officers or directors and any other person with respect to any securities of Washington Bancorp.

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6.        Purposes of the Transaction and Plans or Proposals.

(b)	Washington Bancorp intends that any shares purchased in the Odd-Lot Tender Offer would be retired.
(c)	The information set forth in "Summary Term Sheet," "Special Factors" and "The Odd-Lot Tender Offer - Purpose for and Effect of the Odd-Lot Tender Offer" of the Offer to Purchase is incorporated herein by reference.

7.        Purposes, Alternatives, Reasons and Effect.

           The primary purpose of undertaking the Odd-Lot Tender Offer is to provide an economic means for small stockholders to sell their shares of common stock. The board of directors of Washington Bancorp recognizes that the brokerage costs associated with selling less than a round lot of shares may make such a sale unattractive to small investors. From Washington Bancorp's standpoint, it incurs the same level of expenses for servicing the accounts of its small and large holders since each is entitled to the same disclosure documents. As such, Washington Bancorp could reduce its annual stockholder-related expenses by reducing the number of small holders of its shares. In addition, if the Odd-Lot Tender Offer results in the number of registered holders falling below 300, Washington Bancorp would be eligible to terminate its registration under the Exchange Act and would be relieved of its periodic reporting requirements. Washington Bancorp would incur additional cost savings as a result. Based on its expenses for the most recently completed fiscal year, Washington Bancorp estimates that such cost savings could be approximately $47,500. This does not include the cost savings Washington Bancorp will experience as a results of the lower number of shareholder accounts to be maintained. In addition, the information set forth in "Summary Term Sheet," "Special Factors" and "The Odd-Lot Tender Offer - Purpose For and Effect of the Odd-Lot Tender Offer" of the Offer to Purchase is incorporated herein by reference.

8.        Fairness of the Transaction.

           The board of directors believes that the Odd-Lot Tender Offer is fair to eligible stockholders. The program is entirely voluntary. Stockholders are not under any obligation to sell their shares. If stockholders do sell, the sale price will be $19.00 per share. This price is based on current market prices, which are near the stock's two year high market price, but the selling stockholders will not be charged any brokerage fees which are typically higher for transactions of less than one round lot. As a result, stockholders will realize more from their sale of stock than they would in ordinary market transactions.

           No stockholder approval is required for this offer. No unaffiliated representative has been retained to negotiate terms or to prepare a report concerning the fairness of the transaction. The board of directors' decision to implement the Odd-Lot Tender Offer was unanimous.

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9.        Reports, Opinions, Appraisals and Certain Negotiations.

(a)	Washington Bancorp has not obtained any fairness opinion, appraisal or similar document in connection with this transaction.
(b)	Not applicable.
(c)	Not applicable.

10.      Source and Amount of Funds or Other Consideration.

(a)	The information set forth in "The Odd-Lot Tender Offer - General" of the Offer to Purchase is incorporated herein by reference.
(b)	Not applicable.
(c)	Washington Bancorp estimates that its total expenses associated with the Odd-Lot Tender Offer will be $22,521.34 consisting of the following:
SEC Filing Fee	$ 21.34
Information Agent and Depositary Fee	$ 5,000.00
Legal Fees	$15,000.00
Printing and mailing	$ 2,500.00
(d)	Not applicable.

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11.      Interest in Securities of the Subject Company.

(a)	The following table sets forth the aggregate number of shares owned and the percentage ownership of such shares for each director and executive officer as of September 30, 2001.
Name of Director or Executive Officer	Amount and Nature of Beneficial Ownership(1)	Percent of Shares of Common Stock

Stan Carlson	40,729	7.64%
Myron L. Graber	10,440	2.01%
Rick R. Hofer	11,945	2.31%
Dean Edwards	4,382	*
James D. Gorham	4,445	*
Mary Levy	10,945	2.11%
Richard L. Weeks	22,600	4.37%
J. Richard Wiley	5,220	1.01%
Gary L. Collier	1,000	*
Leisha A. Linge	12,186	2.34%
_______________
*	Less than 1%.
(1)	Includes shares held directly, as well as shares held jointly with family members, held in retirement accounts, held in a fiduciary capacity, held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which the named individual may be deemed to have sole or shared voting and/or dispositive power.

(b)	Not applicable.

12.      The Solicitation or Recommendation.

(d)	There are no officers, directors or affiliates of Washington Bancorp (or any other person listed in Item 3 of this filing) who currently are eligible to tender their shares pursuant to the Odd-Lot Tender Offer.

(e)	Not applicable.

13.      Financial Statements.

           The financial statements included in Washington Bancorp's Annual Report to Stockholders (at pages 20-52) as filed with the Securities and Exchange Commission as Exhibit 13 to Washington Bancorp's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2001 are incorporated herein by reference.

           The financial statements for the three months ended September 30, 2001 and 2000 as included on pages 3-7 of Washington Bancorp's Quarterly Report on Form 10-QSB are hereby incorporated herein by reference.

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           No pro forma financial statements are included herein or in any disclosure document to be mailed to stockholders as the Odd-Lot Tender Offer is not anticipated to have a material impact on Washington Bancorp's financial condition or results of operations.

14.      Persons/Assets, Retained, Employed, Compensated or Used.

           Keefe, Bruyette & Woods, Inc. has been retained to act as information agent and depositary for this Odd-Lot Tender Offer but will not make any solicitation or recommendation in connection therewith. For their services, Keefe, Bruyette & Woods, Inc. will be paid $5,000 plus expenses.

15.      Other Provisions of the Transactions.

(a)	Not applicable.
(b)	Not applicable.

16.      Material to Be Filed as Exhibits.

(a)(1 through 3)	Form of Offer to Purchase; form of Letter to Odd-Lot Holders; and form of Acceptance Card.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

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SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2001		WASHINGTON BANCORP
	By:	/s/ Stan Carlson Name: Stan Carlson Title: President

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EXHIBIT (a)(1)

WASHINGTON BANCORP
102 East Main Street
Washington, Iowa 52353
(319) 653-7256

Offer to Purchase for Cash

Shares of its Common Stock,
Par Value $0.01 Per Share
Held by Odd-Lot Holders Only

____________________

THE OFFER TO PURCHASE EXPIRES
AT 5:00 P.M., EASTERN STANDARD TIME,
ON FRIDAY, DECEMBER 21, 2001,
OFFER TO PURCHASE IS EXTENDED

___________________

              Questions or requests for assistance or for additional copies of this offer to purchase, the acceptance card or other tender offer materials may be directed to Keefe, Bruyette & Woods, Inc., the information agent and depositary, at the address and telephone number set forth on the back cover of this offer to purchase, and copies will be furnished promptly at Washington Bancorp's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

              No person has been authorized to make any recommendation on behalf of Washington Bancorp as to whether stockholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related acceptance card. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by Washington Bancorp.

IMPORTANT

              If you are a holder of less than 100 shares of our common stock and wish to participate in this offer, there are a number of methods by which you can tender your shares, depending upon your situation.

•	If you hold physical certificates evidencing the shares, complete and sign the enclosed acceptance card in accordance with the instructions on the card, and mail or deliver it and any of the other required documents to Keefe, Bruyette & Woods, Inc.

•	If you are a beneficial owner who owns shares registered in the name of a broker, dealer, bank trust company or other nominee, you should contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., if you desire to tender your shares.

The information agent and depositary for the offer is:

Keefe, Bruyette & Woods, Inc.

The date of this offer to purchase is November 20, 2001

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To the Holders of Shares of Common Stock of
Washington Bancorp:

SUMMARY TERM SHEET

              Washington Bancorp is inviting its stockholders who beneficially own 99 shares or less of its common stock to sell the shares back to Washington Bancorp for cash. Set forth below are the material terms of this odd-lot tender offer:

•	This offer is only open to stockholders who own 99 shares of Washington Bancorp common stock or less.
•	The offer is voluntary; eligible stockholders may but are not required to sell their shares. If an eligible stockholder wishes to participate, however, he or she must sell all shares owned.
•	Shares held in any Washington Bancorp employee benefit plan are not eligible to participate.
•	All shares submitted through the program will be purchased at $19.00 per share, which is based on current market prices for the common stock.
•	You will not be obligated to pay any commissions as a result of the offer.
•	The offer will expire on December 21, 2001, unless extended. Your authorization to sell must be received no later than 5:00 p.m. on that date or on any date to which the offer is extended.
•	If we decide to extend the offer, we will issue a press release announcing that fact.
•	A check for the purchase price of your shares will be mailed to you approximately five business days after the expiration of the offering period.
•	If you sell your shares in this offer, you will no longer be a stockholder of Washington Bancorp and will no longer have voting rights or rights to receive any dividends.
•	Depending on the number of stockholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of Washington Bancorp common stock may be less than 300. As a result, Washington Bancorp may be eligible to deregister its common stock under the Securities Exchange Act of 1934, as amended.

•	If Washington Bancorp deregisters its common stock, it will no longer be eligible to be traded on the OTC Electronic Bulletin Board. In addition, it will no longer be required to file periodic reports, including Forms 10-KSB and Forms 10-QSB, with the Securities and Exchange Commission.

•	Since the offer is voluntary and shares will be purchased at a price based on current market prices, Washington Bancorp has not engaged any person or entity to issue a "fairness" or similar opinion with respect to this transaction.

•	Once you elect to tender your shares, your election is irrevocable. There are no other conditions that must be satisfied.
•	The receipt of cash by you in exchange for your shares will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. In general, a stockholder who participates will recognize a gain equal to the difference between the amount of cash received and the stockholder's adjusted basis in the shares sold.

•	You may contact Keefe, Bruyette & Woods, Inc., our information agent and depositary, at (877) 298-6520 if you have any additional questions or need additional copies of any of these documents.

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SPECIAL FACTORS

              DEPENDING ON THE NUMBER OF STOCKHOLDERS WHO ELECT TO PARTICIPATE IN THIS OFFER, WE MAY BE ELIGIBLE TO TERMINATE THE REGISTRATION OF OUR COMMON STOCK UNDER THE EXCHANGE ACT.

              Currently, we have approximately 359 stockholders of record. Of these holders of record, we estimate that approximately 148 are eligible to participate in this offer. If this offer results in the number of our stockholders of record falling below 300, we will be eligible to terminate the registration of our common stock under the Exchange Act. If we become eligible, we intend to do so. After termination is accomplished, we will no longer be required to file periodic reports with the SEC. This will result in significant cost savings for us. We estimate that the costs associated with preparing and filing the required reports with the SEC amounted to approximately $47,500 in the fiscal year ended June 30, 2001. In addition, management time associated with the preparation of these reports is considerable.

              If we terminate the registration, the public information available with respect to Washington Bancorp will be substantially reduced.

              IF WE DEREGISTER OUR COMMON STOCK, WE MAY NO LONGER BE ELIGIBLE TO HAVE THE COMMON STOCK LISTED ON THE OTC ELECTRONIC BULLETIN BOARD OR ANY OTHER EXCHANGE.

              Companies whose stock is listed for trading on the OTC Electronic Bulletin Board or any other national exchange are generally required to be registered under the Exchange Act. If we terminate our registration, the common stock may no longer be eligible to be traded on the OTC Electronic Bulletin Board. As such, it may be difficult for stockholders to sell their shares. We will attempt to get the common stock quoted in the Over-the-Counter market through the National Quotation Bureau's "Pink Sheets," but we cannot guarantee this will occur or that an active market will exist for you to sell your shares.

              WE DID NOT OBTAIN A FAIRNESS OPINION IN CONNECTION WITH THIS TRANSACTION; THE BOARD IS NOT MAKING A RECOMMENDATION AS TO WHETHER ELIGIBLE STOCKHOLDERS SHOULD TENDER THEIR SHARES.

              Since the offer is voluntary and shares will be purchased at a price based on current market prices, the board of directors did not believe it was necessary to obtain any fairness or similar opinion in connection with this transaction.

              While the board of directors has approved this offer and believes it is fair to the unaffiliated stockholders, neither the board nor any executive officer is making any recommendation to eligible stockholders as to whether a stockholder should participate in this offer.

              STOCKHOLDERS DO NOT HAVE THE RIGHT TO VOTE ON THIS TRANSACTION AND ARE NOT ENTITLED TO APPRAISAL RIGHTS

              The offer is not required to be approved by stockholders, although all stockholders are entitled to the receipt of this disclosure document. In addition, stockholders are not entitled to dissenters' rights of appraisal pursuant to this offer.

THE ODD-LOT TENDER OFFER

General

              We are offering to purchase for cash all shares of our common stock held by odd-lot holders other than our employee benefit plans. We estimate that approximately 148 of our 359 stockholders of record are eligible to participate in the offer. Assuming all of these stockholders elected to participate in the offer and the shares tendered were purchased at the offer price of $19.00, the total cost to us of purchasing these shares would be $106,685. Any purchase pursuant to this offer will be funded with cash and other liquid assets of Washington Bancorp. Although Washington Bancorp receives dividends from its subsidiary banks on a regular basis to fund its operations, repurchase stock and pay dividends to stockholders, no unscheduled dividend from any subsidiary banks nor any outside borrowing would be required to fund the purchase of the shares. There are no conditions precedent to our purchasing properly tendered shares by odd-lot holders.

              Participation is entirely voluntary. However, if an odd-lot holder elects to participate in the offer, the holder must tender all of their shares of common stock.

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Purpose For and Effect of the Odd-Lot Tender Offer

              The primary purpose for conducting the offer is to provide an economical means for small holders of the common stock to sell their shares without incurring any brokerage expenses. We also believe that the common stock is an attractive investment for Washington Bancorp, particularly since it has consistently traded in recent periods at a price below its book value. We also believe that the offer will result in certain cost savings and other benefits to Washington Bancorp which will benefit those stockholders who are not eligible to tender their shares or decide not to do so. Specifically, Washington Bancorp will save on the costs of administering many small stockholder accounts and, if we become eligible to terminate our registration under the Securities Exchange Act of 1934, as amended, we will reduce our annual accounting and legal expenses associated with complying with the periodic reporting requirements. Even without any cost savings, stockholders who are unable or unwilling to tender their shares may enjoy an increase in return on equity and earnings per share by reducing the amount of equity outstanding.

              Depending upon the number of stockholders who elect to tender their shares in the offer, the number of stockholders of record may fall below 300, which makes the offer a "going private" transaction. This means that we would be eligible to terminate the registration of our common stock under the Exchange Act. We recognize that deregistration under the Exchange Act would result in significant additional cost savings. Recently, we considered three different methods available to reduce Washington Bancorp's registered stockholders to below 300: a modified dutch auction tender offer, a reverse stock split and the odd-lot tender offer. A modified dutch auction tender offer would be more costly, would be open to all stockholders, rather than the targeted group, would reduce even further the liquidity of the market for shares of Washington Bancorp common stock and would not necessarily reduce the registered holder group, since many of the tendering stockholders could be holding in "street name." A reverse stock split would be more time consuming, as a result of a required stockholder vote, would reduce liquidity in the stock, would be more costly, due to the cost of obtaining the stockholder vote and since many stockholders would be left with a fractional share that would be required to be cashed out, would impact all stockholders and not just a targeted group, and would not be voluntary. Odd-lot holders would be forced out even if they did not vote in favor of the reverse split. The odd-lot tender offer was viewed as the least expensive, fastest way to attempt to reduce the registered stockholder base. In addition, it is completely voluntary and, even if the registered stockholder base is not reduced below 300, every tender by a stockholder will reduce expenses going forward.

              While termination of the registration under the Exchange Act is not the primary purpose of this offer, if we do become eligible to do so, we will deregister the common stock. The offer is not conditioned upon the tender of sufficient shares to permit deregistration. We believe that unaffiliated stockholders who are either ineligible or unwilling to tender their shares would benefit from the deregistration, since it would result in cost savings to Washington Bancorp. The primary detriment of the deregistration is that the liquidity for the remaining shares outstanding will be reduced and the common stock may become ineligible to be quoted on the OTC Electronic Bulletin Board.

              The board of directors in deciding to approve the offer determined that it was fair to unaffiliated stockholders for the following reasons:

•	the offer is voluntary; no odd-lot holder is required to tender their shares;
•	the shares will be purchased for $19.00 per share, which is a price based on current market prices and no commissions will be paid by an eligible stockholder who elects to participate (although a holder will have federal and state income tax consequences) and, therefore, the net proceeds to be received by an odd-lot holder who elects to tender their shares will be greater than if the shares were sold in customary open market transactions; and

•	while not all stockholders are eligible to participate and no vote of stockholders is required or will be obtained, all stockholders are being notified of the transaction and the possible impact on their holdings as a result of the offer, including the potential for decreased liquidity in the market for the common stock.

              The offer was approved by a unanimous vote of the board of directors. No vote of stockholders is required under Iowa law, nor did the board deem a vote of stockholders necessary given the voluntary nature of the transaction.

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Terms of the Offer

              Properly tendered shares by odd-lot holders will be purchased at $19.00 per share, which is based on current market prices for the common stock. A proper tender will include receipt of a properly executed acceptance card by Keefe, Bruyette &Woods, Inc., our information agent and depositary for this transaction. Payment for properly tendered shares will be made within five business days after the termination of the offering period.

Expiration of the Offer

              The offer will expire on December 21, 2001, unless extended by Washington Bancorp. Any extension will be for no more than four weeks. We will issue a press release on the day prior to the scheduled expiration date if we intend to extend the expiration date.

No Dissenters Rights

              Stockholders are not entitled to exercise dissenters rights of appraisal in connection with the offer.

MARKET PRICE AND DIVIDEND INFORMATION

              The principal market in which the shares are being traded is the OTC Electronic Bulletin Board. The table below shows the range of high and low inter-dealer prices for the common stock in this market for each quarter during the past two years. These prices do not include retail mark-ups, markdowns or commissions and may not represent actual transactions. The table below also shows dividends paid by Washington Bancorp during this period. Our fiscal year end is June 30.

	High	Low	Dividends

FISCAL 2000:
First Quarter	$15.500	$13.250	$.12
Second Quarter	13.250	13.000	*
Third Quarter	13.000	12.750	*
Fourth Quarter	13.750	12.750	*

FISCAL 2001:
First Quarter	$13.750	13.250	$.50
Second Quarter	13.750	12.500	*
Third Quarter	19.750	13.375	*
Fourth Quarter	16.000	14.500	*

FISCAL 2002:
First Quarter	$18.000	$15.000	$.50

______________
*	As of July 1999, Washington Bancorp announced its intention to pay dividends from time to time, as deemed appropriate, but in any event no more frequently than annually.

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SUMMARY FINANCIAL INFORMATION

Summary of Financial Condition

	At September 30,	At June 30,
	2001	2001	2000	1999	1998	1997
	(Dollars in thousands)
Total amount of:
Assets	$118,287	$119,692	$115,422	$102,984	$94,327	$64,875
Loans receivable, net	85,209	84,095	83,988	72,779	65,885	52,530
Cash and cash equivalents	3,064	3,141	2,849	2,557	3,306	808
Investment securities	23,769	23,233	22,377	21,456	20,254	9,850
Investment in Federal Home Loan Bank Stock	1,756	1,756	1,729	860	812	466
Goodwill, net	1,091	1,091	1,186	1,281	1,375	--
Deposits	75,320	72,904	73,297	75,689	66,595	44,754
Borrowed funds	30,041	33,835	30,193	15,706	15,724	8,652
Stockholders' equity	11,786	11,616	10,821	10,711	10,971	10,675

Summary of Operations

	Three Months Ended September 30,		For the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share amounts)

Interest income	$2,232	$2,240	$8,874	$8,260	$7,455	$6,034	$4,990

Interest expense	1,234	1,357	5,289	4,706	4,295	3,259	2,553

Net interest income before provision for loan losses	997	883	3,585	3,554	3,160	2,775	2,437

Provision for loan losses	60	34	136	187	112	89	40
Non-interest income	161	153	683	511	392	320	231
Non-interest expense	633	571	2,363	2,149	2,077	1,744	1,712

Income before income
tax expense	465	431	1,769	1,729	1,363	1,262	916
Income tax expense	156	172	676	713	532	439	351

Net income	$ 310	$ 259	$1,093	$1,016	$ 831	$ 823	$ 565

Per Share Data:
Basic earnings per share	$ 0.63	$ 0.51	$ 2.21	$ 1.86	$ 1.48	$ 1.36	$ 0.92
Diluted earnings per share	0.62	0.50	2.16	1.83	1.44	1.33	0.91
Book value	22.82	21.59	22.47	19.76	17.85	17.28	16.40

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Key Operating Ratios

	Three Months Ended September 30,		At of for the year ended June 30,
	2001	2000	2001	2000	1999	1998	1997
Performance Ratios
Return on assets (net earnings
divided by average total assets)	1.07%	0.89%	0.95%	0.93%	0.83%	1.06%	0.90%
divided by average equity)
Return on equity (net earnings	10.78	9.58	10.04	9.44	7.79	7.56	5.34
Interest rate spread	3.07	2.73	2.72	2.94	2.81	2.95	3.09
Net interest margin (1)	3.59	3.21	3.25	3.41	3.31	3.70	3.97
Ratio of operating expense to
average assets	2.18	1.97	2.04	1.96	2.18	2.24	2.72
Non-performing assets to total
assets at end of period	0.99	0.75	0.60	0.57	0.15	0.09	0.35
Allowance for loan losses
to non-performing assets	56.45	75.05	85.13	99.91	304.64	435.99	98.52
Equity to total assets at end of period	9.96	9.24	9.71	9.38	10.40	11.63	16.45
Average equity to average assets	9.89	9.33	9.43	9.81	10.62	13.99	16.80
Average interest-earning assets
to average interest-bearing
liabilities	111.73	109.72	111.02	110.35	111.04	117.22	121.22

_________________
(1) Net interest income/average interest earning assets.
(2) Includes non-accruing loans and loans delinquent 90 days or more.
(3) Includes non-performing loans and real estate owned.

WHERE YOU CAN FIND MORE INFORMATION

              Washington Bancorp is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, options granted to them, the principal holders of Washington Bancorp's securities and any material interest of these persons in transactions with Washington Bancorp is filed with the SEC. We have also filed a Transaction Statement on Schedule 13E-3 with the SEC, which includes certain additional information relating to the offer. These reports, as well as the other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Washington Bancorp's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov."

              The offer is being made to all holders of shares. Washington Bancorp is not aware of any state where the making of the offer is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the offer, we will make a good faith effort to comply with the statute. If, after that good faith effort, we cannot comply with the statute, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Washington Bancorp by the information agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

WASHINGTON BANCORP

November 20, 2001

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              Questions concerning this offer to purchase or the tender procedures and requests for assistance may be directed to the information agent and depositary at the telephone number listed below. Additional copies of this offer to purchase, the acceptance card or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer. The acceptance card, certificates for shares and any other required documents should be sent or delivered by the stockholder or the stockholder's broker, dealer, bank, trust company or other nominee to the depositary at the address listed below.

The information agent and depositary for the offer is:

KEEFE, BRUYETTE & WOODS, INC.

211 Bradenton
Dublin, Ohio 43017-3541
Telephone: (877) 298-6520 (toll free)

November 20, 2001

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EXHIBIT (a)(2)

WASHINGTON BANCORP ODD LOT PROGRAM
FOR HOLDERS OF LESS THAN 100 SHARES
OFFER EXPIRES DECEMBER 21, 2001

November 20, 2001

Dear Stockholder:

As a service to our stockholders who are looking for a simple and economic method to sell their shares, we are offering a voluntary odd lot program to all holders of less than 100 shares that will let them conveniently and inexpensively sell all of their shares.

This program is only available to stockholders who hold fewer than 100 shares of Washington Bancorp stock. It will begin on November 20, 2001 and end on December 21, 2001, unless extended. Shares held in any Washington Bancorp employee benefit plans are not eligible. IF YOU HOLD MORE THAN 99 SHARES OF WASHINGTON BANCORP STOCK, THIS HAS BEEN PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY.

Washington Bancorp values all of our stockholders and appreciates the confidence you express in Washington Bancorp and its future. This program is strictly voluntary and you are under no obligation to sell your shares.

If you wish to SELL ALL of your shares and your shares are held in direct registration, simply sign and date the attached acceptance card and return it in the envelope provided. Stock certificates should be returned along with the signed acceptance card in the enclosed envelope. Do not sign the back of your certificate(s). We suggest that you send your stock certificate(s) via registered or certified mail, return receipt requested. If you wish to SELL ALL of your shares and your shares are held through a broker, call our information agent and depositary, Keefe, Bruyette & Woods, Inc., at 1-877-298-6520 as soon as possible since additional steps may be necessary.

Check SELL box and sign and date the acceptance card	+	Enclose stock certificate (if applicable)	+	Send all documents in the envelope provided	=	Receive a check approximately five business days after the end of this program

In order to sell your Washington Bancorp shares, your properly executed and signed acceptance card and stock certificate(s) must be received by Keefe, Bruyette & Woods, Inc. by 5:00 P.M. (Eastern Standard Time) on December 21, 2001. Please see the reverse side of this letter for additional information.

If you have further questions or require additional assistance, please call our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll free at 1-877-298-6520, Monday through Friday from 8:00 a.m. to 5:00 p.m. (Eastern Standard Time).

Sincerely,

Stan Carlson
President

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QUESTIONS AND ANSWERS

1.       How do I sell my Washington Bancorp shares?

To sell your shares, check the SELL box on the acceptance card, sign and date the acceptance card in the same manner as your account is registered, and enclose it with your stock certificates in the envelope provided. DO NOT SIGN THE BACK OF YOUR CERTIFICATE(S). After submitting the documents, your decision is irrevocable and your account will be closed. If your shares are held through a broker, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6250, since additional steps may be necessary.

2.       What will I be paid for my Washington Bancorp shares?

All shares submitted through the program will be bought back by Washington Bancorp at $19.00 per share, which is based on current market prices for Washington Bancorp shares. Washington Bancorp will absorb any processing fee for this transaction. There will be no charge to you as the seller.

3.       When will I receive my money?

Your check with an attached IRS Form 1099B will be mailed approximately five business days after the expiration of the offering period. Please allow sufficient time for the Postal Service to deliver your check and IRS Form 1099B. If the Tax Identification Number (TIN) (i.e., Social Security Number for individuals and Federal Employers Number for employees) on the acceptance card is incorrect or is blank, please provide the correct number. Failure to produce a TIN will result in approximately 30% withholding from your proceeds.

4.       What if I have lost my certificate?

If you have lost any or all of your Washington Bancorp stock certificate(s) and wish to participate in the program, contact our information agent and depositary, Keefe, Bruyette & Woods, Inc., toll-free at 1-877-298-6520.

5.       How do I find the recent price of Washington Bancorp stock?

Washington Bancorp is quoted on the OTC Electronic Bulletin Board under the symbol "WBIO."

6.       How much time do I have to participate in the program?

The program will expire on December 21, 2001. Your authorization must be received in good order by Keefe, Bruyette & Woods, Inc., no later than 5:00 P.M. (Eastern Standard Time) on that date.

IF YOU SHOULD HAVE ANY QUESTIONS OR NEED ASSISTANCE, PLEASE CALL:

KEEFE, BRUYETTE & WOODS, INC.
1-877-298-6520

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EXHIBIT (a)(3)

ACCEPTANCE CARD FOR SELLING SHARES OF
WASHINGTON BANCORP

This completed card must be received by 5:00 p.m. (Eastern Standard Time) on December 21, 2001 at Keefe, Bruyette & Woods, Inc., 211 Bradenton, Dublin, Ohio 43017-3541.

I own fewer than 100 shares of Washington Bancorp common stock (excluding any shares I may hold through Washington Bancorp employee benefit plans). I authorize Keefe, Bruyette & Woods, Inc., to sell my shares of Washington Bancorp stock as indicated below. I agree to the terms described in the letter dated November 20, 2001. I understand my election is irrevocable. If I am signing this card as a co-owner, I understand that these representations are intended to apply to all co-owners collectively.

Name(s) and Address(es) of Registered Holder(s) (Please Fill in Exactly as Name(s) Appear(s) on Certificate(s)	Shares Tendered (Attach Additional List if Necessary)
	Certificate Number(s)	Total Number of Shares Represented by Certificate(s)

TOTAL SHARES
__ Sell all my Washington Bancorp shares	____________________________________
Signature of Owner

____________________________________
Signature of Joint Owner, if any

Date ________________________________

My telephone number is: _________________

PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Taxpayer Identification Number ____________________________________ Social Security Number or Employer Identification Number
W-9 Certification

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or a taxpayer identification number has not been issued to me but I have mailed or delivered an application to receive a taxpayer identification number or intend to do so in the future), (2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. person, and (4) all other information provided on this form is true, correct and complete.

SIGNATURE _______________________________ DATE ________________________

Note: Failure to provide a Taxpayer Identification Number will result in approximately 30% withholding from your proceeds.